April 2, 2021

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Form AW - Request for Withdrawal

First Trust Exchange-Traded Fund

Registration on Form N-1A

Post-Effective Amendment No. 112

(Registration Statement File Nos. 333-125751, 811-21774)

Ladies and Gentleman:

On behalf of FT Cboe Vest Gold Buffer ETF (the “Fund”), a series of First Trust Exchange-Traded Fund (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”). Post-Effective Amendment No. 112 was originally filed with the Securities and Exchange Commission on September 9, 2020. No securities have been sold pursuant to Post-Effective Amendment No. 112 to the Trust’s Registration Statement.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND

By: /s/ James M. Dykas

James M. Dykas,

President and Chief Executive Officer